UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2013

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature

Sterlite Industries (India) Limited

Other Events

Sterlite Industries (India) Limited hereby intimates that the Board of Directors of the Company in its meeting held on April 29, 2013 declared a Second Interim Dividend of Rs.1.20 per share (120%) on Equity Shares of Re.1/- each. There will be no further final dividend. Taking into account the Interim Dividend of Rs.1.10 per share (110%) declared in October 2012, the total dividend paid for the Financial year 2012-13 will be Rs.2.30 per share (230%)

The Company has fixed Friday, May 10, 2013 as a Record Date for determining the shareholders who will be entitled for payment of the interim dividend of Rs.1.20 per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer